Christopher S. Auguste Partner T 212.715.9265 cauguste@kramerlevin.com	1177 Avenue of the Americas New York, NY 10036 T 212.715.9100 F 212.715.8000

June 27, 2022

VIA EDGAR CORRESPONDENCE

United States Securities and Exchange Commission

Division of Corporation Finance
Office of Real Estate &Construction
100 F Street, N.E.
Washington, D.C. 20549

Attention: Ruairi Regan; Brigitte Lippmann

Re:	Qomolangma Acquisition Corp.
Registration Statement on Form S-1
Filed on June 6, 2022
File No. 333-265447

Dear Mr. Regan:

Reference is made to the letter dated June 13, 2022 (the “Comment Letter”) addressed to Mr. Jonathan Myers, setting forth the comments of the staff of the Securities and Exchange Commission (the “Staff”) regarding the above-referenced draft registration statement filed by Qomolangma Acquisition Corp. (the “Company”) with the Securities and Exchange Commission.

This letter sets forth the responses of the Company to the Staff’s comments. For your convenience, the Staff’s comments contained in the Comment Letter have been restated below in their entirety, with the response to each comment set forth immediately under that comment. The numbered paragraph in this letter corresponds to the numbered paragraph of the Comment Letter.

Draft Registration Statement on Form S-1

Summary

Enforcement of Liabilities, page 7

1. We note your disclosure regarding the difficulty of enforcing judgments against your officers and directors as several members of your board and management team are located in China, are citizens of China and their assets are located in China. Please disclose this risk on the cover page. Revise your disclosure here, and in the risk factor on page 68, to identify each director and officer residing outside the United States and provide their place of residence. Additionally, include a separate Enforcement of Civil Liabilities section within the prospectus that also provides this information.

In response to the Staff’s comment, the requested disclosure has been added.

If you have any questions or comments regarding the responses of the Company to the Staff’s Comment Letter, please do not hesitate to contact me at (212) 715-9265.

Sincerely,

Christopher S. Auguste

CSA:cr

cc:	Jonathan Myers